COASTAL PACIFIC INITIATING PRELIMINARY SAMPLING PROGRAM ON SANTA RITA PROPERTY

CALGARY, Alberta, March 24, 2011 - Coastal Pacific Mining Corp. (OTCQB: CPMCF) ("Coastal Pacific” or the “Company") www.coastalpacificminingcorp.com, is to commence a preliminary sampling program to further develop the technical data on its Santa Rita property.

With the recent abatement of the poor weather conditions in Peru, Dave Gibson, VP of Exploration, and Rick Walker, Chief Geologist, will now mobilize to Lima before March 31 to supervise and direct placement of a property-wide sampling grid, and undertake soil sampling along the grid.  In addition, the exposed vein system and manto horizon will be mapped and sampled, together with an initial evaluation of the underground workings present on the property.  Finally, a due diligence evaluation of the Rica Plata property, located immediately to the south and contiguous with the Santa Rita property, will be undertaken.

In further news, the Company has negotiated a Surface Rights Agreement with the community of Acobambilla (a requirement prior to commencing a work program), and is expecting approval from the DIA (required prior to implementation of the Company’s Phase II program) in the near future.  The Company is also preparing its submission to the Mineral General Direction (DGM) for the purposes of obtaining authorization for a rebate of Peru’s 19% IGV Tax.

The sampling program is expected to provide surface geochemical information with which to evaluate mineral potential of the property.  Mapping and sampling of the vein system and manto horizon is expected to provide valuable information upon which the Phase II exploration program is to be based. Exploration activity under the Phase II program, which will include drilling to evaluate mineral potential in the sub-surface, is expected to commence in mid-June.

The 1200 hectares (2965 acres) Santa Rita property is located within the Central Cordillera of the Peruvian Andes in rugged terrain at elevations that vary between 4200 m (13,780 feet) to 4800 m (15,748 feet) above sea level.  Limited exploration by Gateway and others has outlined vein and replacement mineralization within the Jumasha Formation rock which may continue at depth.  The Jumasha Formation is important in central Peru for its large volume skarn deposit potential.

The technical information of this press release has been reviewed by Rick Walker, B.Sc., M.Sc., P. Geo and Qualified Person as defined by NI 43-101.

Note that no statement in this release is to be construed as there presently being actual or potential reserves identified on the Property.

About Coastal Pacific
Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will partner with companies having mineral properties to develop and produce. Currently the Company has option agreements in place for properties in Ontario, Canada and the Province of Huancavelica, Peru.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as currency for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Company Contact
Joseph Bucci, President
927 Drury Ave NE
Calgary, Alberta T2E 0M3
(403) 612-3001
joebucci@coastalpacificminingcorp.com

Investor Relations
Tony Collins
(877) 931-0110
info@coastalpacificminingcorp.com

CAUTIONARY NOTE:  Our mineral properties have reports that may use terms which are recognized and permitted under Canadian regulations.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  The United States Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.